Exhibit 99.1

ASM International Strengthens High-k ALD Market Position

Set to Increase ALD Tool Production by 50 Percent as Market Expands

ASMI to Host High-K ALD Seminar at SEMICON West

BILTHOVEN, THE NETHERLANDS, JULY 16, 2007 — ASM America, Inc., a subsidiary of ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM), today announced that its Pulsar® ALCVD™ process module is available for volume and pilot production at IC manufacturing customers using high-k gate stack applications with hafnium-based process technologies. In addition, the Pulsar is in volume production with high-k aluminum oxide processes for ferroelectric RAMs and magnetic heads.

ASM has seen a significant increase in demand for its Pulsar-based high-k ALD systems and has expanded its production capacity for the Pulsar in its Arizona facility by 50 percent.

The announcement comes after ASM successfully demonstrated its ability to repeatably meet the film performance specifications needed for volume production of advanced 45-nm and 32-nm high-k gate stack applications, including gate leakage current, channel carrier mobility, reliability and yield.

“Our high-k gate dielectric process has demonstrated the level of maturity needed to meet the demands of volume production. We are ready to meet our customers’ requirements for high-k manufacturing at 45nm, with extendibility to 32nm and beyond”, said Glen Wilk, Product Manager for Transistor Products at ASM.

ASM International will host an ALCVD technology seminar at the SEMICON West trade show in San Francisco on Wednesday, July 18, 2007 from 10:00 – 11:00 a.m. PT in Room 276, West Mezzanine, in Moscone Center. The presentation by Glen Wilk, “Production Ready Toolset for ALD High-k Gate Dielectrics”, will immediately follow the ASMI Front-end/Back-end Technology Overview Presentation scheduled for 8:30 – 10:00 a.m. in the same location.

About Pulsar 3000

Pulsar® 3000 is the Atomic Layer Chemical Vapor Deposition (ALCVD™) process module used in ASM’s Polygon® 300-mm multiple chamber tool for single wafer, thin-film deposition. ALCVD is a surface-limited, layer-by-layer process for the deposition of thin films with atomic layer accuracy. The surface-controlled growth mechanism of ALCVD provides unparalleled step coverage and dense films, all at lower temperatures than other deposition techniques. The precision achieved with ALCVD allows processing of extremely thin films in a highly controlled way over a wide range of thicknesses, typically from 10 to 1000 Å.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International:
Mary Jo Dieckhaus	Willem Vermeulen
Investor Relations	Director Corporate Marketing
+1 212-986-2900	+31 (0)30 229 8411
MaryJo.Dieckhaus@asm.com	Willem.Vermeulen@asm.com